Voya Retirement Insurance and Annuity Company

and its

Variable Annuity Account C

AFT CHOICE PLUS

Supplement Dated March 6, 2015 to the Contract Prospectus and
Contract Prospectus Summary, each dated May 1, 2014, as amended

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

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> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the Parnassus Small Cap Fund.*

Notice of and Important Information About An Upcoming Fund Merger

The Board of Trustees of the Parnassus Funds approved a proposal to merge the Parnassus Small Cap Fund (the "Merging Fund") with and into the Parnassus Mid Cap Fund (the "Surviving Fund"). The merger is expected to take place on or about the close of business on April 24, 2015 (the "Merger Date").

Voluntary Transfers Before the Merger Date. Prior to the Merger Date, you may transfer amounts allocated to the subaccount that invests in the Merging Fund to any other available subaccount or any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. See the "Transfers" section of your Contract Prospectus or Contract Prospectus Summary for information about making subaccount transfers.

On the Merger Date. On the Merger Date, your investment in the subaccount that invested in the Merging Fund will automatically become an investment in the subaccount that invests in the Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

Automatic Fund Reallocation After the Merger Date. After the Merger Date, the Merging Fund will no longer be available through your contract. Unless you provide us with alternative allocation instructions, after the Merger Date all allocations directed to the subaccount that invested in the Merging Fund will be automatically allocated to the subaccount that invests in the Surviving Fund. See the "Transfers" section of your Contract Prospectus or Contract Prospectus Summary for information about making fund allocation changes.

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting us at Customer Service, P.O. Box 5050, Hartford, CT 06199-0063 or calling us at 1-800-262-3862.

The Surviving Fund will be added to your Contract as an available fund on or before the Merger Date.

Important Information About A Fund Name Change

Effective February 28, 2015, Nuveen U.S. Infrastructure Income Fund changed its name to Nuveen U.S. Infrastructure Bond Fund. Accordingly, all references to Nuveen U.S. Infrastructure Income Fund in the Contract Prospectus and Contract Prospectus Summary are changed to Nuveen U.S. Infrastructure Bond Fund.

Important Information About Contract Distribution

The subsection titled "*Agreement with the Company*" under the "**CONTRACT DISTRIBUTION**" section in your Contract Prospectus and Contract Prospectus Summary is deleted in its entirety and replaced with the following:

Agreement with the Company

The American Federation of Teachers AFL-CIO ("AFT") makes available to its members 403(b), Roth 403(b), 457(b) and Roth 457(b) programs. Pursuant to an agreement between the parties, AFT endorses the Company as their exclusive provider of these programs. In return for the endorsement, and as part of the agreement, the Company provides a broad range of investment products and services to the members of AFT and reimburses or pays the direct out-of-pocket expenses that the AFT Annuity Trust incurs in informing members about these programs and reviewing the performance of such programs, in an amount generally expected not to exceed $25,000 per year. The Company may also contribute to the costs of AFT-sponsored events related to the programs. Pursuant to the most recent amendment and restatement of the agreement, which was executed in March 2015 but retroactively effective January 1, 2014, the Company will also pay the AFT Annuity Trust, for the period beginning January 1, 2014 through December 31, 2015, an additional $15,000 each calendar year for the purpose of employing one or more persons who will communicate with the AFT local leadership about the Nuveen U.S. Infrastructure Bond Fund, which is an available investment under the programs.